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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number 333-105024

CASCADES INC.

404 Marie-Victorin Blvd.
Kingsey Falls, Quebec
Canada J0A 1B0
(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☐        Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐        No    ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):                        .

        This Report of Foreign Private Issuer on Form 6-K is being furnished to the Securities and Exchange Commission by Cascades Inc. (the "Company") in connection with a proposed private placement of certain securities of the Company to provide information about that private placement and certain additional information about the Company, including certain additional financial information. The press release describing the proposed private placement is attached hereto as Exhibit 99.1 and incorporated herein by reference. The additional information about the Company is attached hereto as Exhibits 99.2, 99.3, 99.4 and 99.5 and incorporated herein by reference.

Exhibit Number	Document
99.1	Press Release dated November 22, 2004
99.2	Schedule of unaudited financial information as at June 30, 2004 and for the six-month periods ended June 30, 2004 and 2003
99.3	Schedule of supplemental condensed consolidated financial information as at December 31, 2003 and 2002 and for the three-year period ended December 31, 2003
99.4
Schedule of additional disclosures required by the United States generally accepted accounting principles and Regulation S-X as at December 31, 2003 and 2002 and for the three-year period ended December 31, 2003
99.5	Report of Independent Auditors on Financial Statement Schedules

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASCADES INC.
By:	/s/ ROBERT F. HALL
Name: Robert F. Hall
Title: Vice President, Legal Affairs and Corporate Secretary

Date: November 22, 2004

Exhibit Index

Exhibit Number	Document
99.1	Press Release dated November 22, 2004
99.2	Schedule of unaudited financial information as at June 30, 2004 and for the six-month periods ended June 30, 2004 and 2003
99.3	Schedule of supplemental condensed consolidated financial information as at December 31, 2003 and 2002 and for the three-year period ended December 31, 2003
99.4
Schedule of additional disclosures required by the United States generally accepted accounting principles and Regulation S-X as at December 31, 2003 and 2002 and for the three-year period ended December 31, 2003
99.5	Report of Independent Auditors on Financial Statement Schedules

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SIGNATURES
Exhibit Index